UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Second Quarter 2019 Results for Production and Volume Sold per Metal

LIMA, Peru--(BUSINESS WIRE)--July 16, 2019--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced preliminary 2Q19 production and volume sold.

	2Q19 Production per Metal and 2019 Operating Guidance (100% basis)
	1Q19 (Actual)	2Q19 (Actual)	6M19 (Actual)	Estimated 2019 (Updated)	Estimated 2019 (Previous)

Gold (Oz.)
Orcopampa	5,949	10,764	16,713	37k - 45k	75k - 90k
Tambomayo	24,034	24,610	48,643	90k - 110k	90k - 110k
La Zanja	13,616	5,443	19,060	25k - 35k	25k - 35k
Tantahuatay	26,273	34,766	61,039	150k - 170k	150k - 170k
Yanacocha	144,423	139,077	283,500	510k*	510k*
El Brocal	3,417	3,704	7,122	25k - 30k	25k - 30k

Silver (Oz.)
Uchucchacua	1,996,439	3,083,290	5,079,729	11.5M - 12.5M	13.0M - 14.0M
El Brocal	764,388	1,449,278	2,213,667	4.5M - 5.5M	4.5M - 5.5M
Tambomayo	515,242	558,034	1,073,277	2.5M - 3.0M	2.5M - 3.0M
Julcani	658,715	642,182	1,300,897	2.2M - 2.5M	2.2M - 2.5M

Lead (MT)
El Brocal	5,031	8,349	13,380	22.0k - 26.0k	22.0k - 26.0k
Uchucchacua	2,959	5,795	8,754	22.0k - 26.0k	22.0k - 26.0k
Tambomayo	1,946	1,883	3,828	4.0k - 5.0k	4.0k - 5.0k
Julcani	241	217	458	0.9k - 1.0k	0.9k - 1.0k

Zinc (MT)
El Brocal	10,467	12,476	22,943	57k - 65k	57k - 65k
Uchucchacua	3,904	6,093	9,998	20k - 25k	20k - 25k
Tambomayo	2,506	2,333	4,838	6k - 8k	6k - 8k

Copper (MT)
El Brocal	8,856	9,671	18,527	47K - 52K	47K - 52K

* As announced by Newmont

2Q19 Production Comments

Gold Operations

  Orcopampa:

As part of the centralization of the operation (De-Bottlenecking Program), Orcopampa´s headcount was significantly reduced. This reduction is generating more difficulties in terms of labor and community relationships than anticipated, which has resulted in a reduction of Orcopampa’s 2019 production guidance.

However, it is expected that Orcopampa will begin generating positive EBITDA by the fourth quarter 2019.

  Tambomayo:

The 2019 guidance announced at the beginning of the year remains unchanged.

At the end of the second quarter, gold inventory generated exceeded expectations. This inventory should be sold during the third quarter 2019.

  La Zanja:

The 2019 guidance announced at the beginning of the year remains unchanged.

  Coimolache:

The 2019 guidance announced at the beginning of the year remains unchanged.

Silver Operations

  Uchucchacua:

A decrease in 2019 guidance is due to the Company’s De-bottlenecking Program and related optimization of support areas, specifically a headcount reduction. Also, by prioritizing the De-bottlenecking Program over ore mineral extraction, extraction within a 2 million ounce oxide area has been postponed in order to be exploited next year.

The Company expects to achieve Uchucchacua’s full year 2019 new guidance based on an expected increase in production for the third and fourth quarter 2019 as compared to second quarter 2019 production levels.

  Julcani:

The 2019 guidance announced at the beginning of the year remains unchanged.

Base Metals Operations

  El Brocal:

The 2019 guidance announced at the beginning of the year remains unchanged.

As part of the mining plan, third and fourth quarter production will be focused on higher copper grade areas at El Brocal’s underground operation and higher zinc grades coming from the open pit mine.

2Q19 Volume Sold

2Q19 Volume sold per Metal (100% basis)

	1Q19 (Actual)	2Q19 (Actual)	6M19 (Actual)

Gold (Oz.)
Orcopampa	4,427	10,391	14,818
Tambomayo	16,360	27,468	43,828
La Zanja	12,621	5,521	18,142
Tantahuatay	26,191	34,455	60,646
El Brocal	2,178	2,457	4,635

Silver (Oz.)
Uchucchacua	1,834,669	2,923,280	4,757,949
El Brocal	592,139	1,228,153	1,820,292
Tambomayo	399,251	589,667	988,919
Julcani	633,567	585,840	1,219,407

Lead (MT)
El Brocal	5,159	7,850	13,009
Uchucchacua	2,456	5,349	7,805
Tambomayo	1,551	1,794	3,345
Julcani	211	178	389

Zinc (MT)
El Brocal	9,387	10,211	19,598
Uchucchacua	3,402	4,860	8,261
Tambomayo	1,979	2,000	3,979

Copper (MT)
El Brocal	8,313	9,186	17,498

	Realized Metal Prices

	1Q19 (Actual)	2Q19 (Actual)	6M19 (Actual)
Gold (Oz)	1,301	1,303	1,302
Silver (Oz)	15.45	14.91	15.12
Lead (MT)	2,055	1,851	1,929
Zinc (MT)	2,813	2,875	2,847
Copper (MT)	6,122	6,077	6,098

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc., Sumitomo Corporation & Sumitomo Metals).

For a printed version of the Company’s 2018 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Leandro García, Chief Financial Officer
(511) 2540 419

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

Company Website: www.buenaventura.com.pe/ir

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: July 16, 2019